

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via E-mail
Mr. Mark E. Ellis
Chairman, President and Chief Executive Officer
Linn Co, LLC
Linn Energy, LLC
600 Travis, Suite 5100
Houston, Texas 77002

> **Re:** **Linn Co, LLC**
> **Linn Energy, LLC**
> **Registration Statement on Form S-1**
> **Filed June 25, 2012**
> **File No. 333-182305**

Dear Mr. Ellis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your statement, "DeGolyer and MacNaughton, independent petroleum engineers, provided the estimates of LINN's proved oil and natural gas reserves as of December 31, 2009, 2010 and 2011 as well as estimates of proved reserves associated with the Hugoton Acquisition, the East Texas Acquisition and the Anadarko Joint Venture (each as defined below). All other reserve information included herein is based on internal estimates." as well as the statement on page four in footnote (2), "The proved reserves for the Anadarko Joint Venture were based on LINN's preliminary internal evaluation." Please amend your document to reconcile these two statements.

LINN, page 4

2.   Please revise your table to present, as a minimum, reconciliation of LINN historical proved reserves by region as of year-end 2011 with proved reserves pro forma for acquisitions.

3.   Please include summary third party reserve reports for each of your disclosed 2012 acquisitions. Refer to Item 1202(a)(8) of Regulation S-K.

4.   Please provide us with the petroleum engineering reports you used as the basis for the proved reserves disclosed for the Hugoton Basin and for the Green River Basin acquisitions. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates estimated first production for your proved undeveloped properties;

b) For both acquisitions, summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecast schedules and engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) by acquisition for each of the three largest wells/locations in the proved developed and proved undeveloped categories (12 entities in all) as well as the AFE/capital cost inventory for each of the six PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Comparison of LINN Units with LinnCo Shares, page 11

5.   We note your reference at page 12 to certain limitations on the fiduciary duties of your officers and directors. Please discuss such limitations in this section or provide a cross-reference to such disclosure included elsewhere in your prospectus.

Risk Factors, page 29

LINN has significant indebtedness…, page 30

6.   We note your reference in this risk factor to restrictions and required compliance with financial covenants and ratios under the instruments governing the outstanding debt of Linn Energy, LLC (Linn Energy). Please revise your filing to briefly describe any such restrictions, covenants or ratios that are material.

Use of Proceeds, page 45

7.   We note your disclosure regarding the use of proceeds by Linn Energy. Please revise your filing to provide the estimated amounts you intend to allocate to each of the identified uses. Please also provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, state this explicitly, and discuss the principal reasons for the offering at this time. See Item 504 of Regulation S-K.

8.   We note your disclosure that a portion of the proceeds will be used by Linn Energy for the repayment of debt. If a material part of the proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to the Instructions to Item 504 of Regulation S-K.

Our Dividend Policy, page 48

9.   We note your disclosure that you have estimated that for each of the periods ending December 31, 2012, 2013, 2014 and 2015, the income taxes payable by Linn Co, LLC will not exceed an amount equal to a specified percentage of the cash you will receive as distributions with respect to your Linn Energy units. We also note your disclosure that this estimate is based on a number of assumptions that may prove incorrect. Please disclose any such assumptions that are material.

Security Ownership of Certain Beneficial Owners and Management, page 107

10.   We note that you have provided the information in your beneficial ownership table as of February 14, 2012. Please provide such information as of the most recent practicable date.

Executive Compensation, page 107

11.   Please revise your filing to provide the information required by Item 402 of Regulation S-K for the officers and directors of Linn Energy.

Material U.S. Federal Income Tax Consequences, page 136

Scope of Discussion, page 136

12.   You disclose that except as discussed under " —LINN Partnership Status," the discussion is not an opinion of counsel. Please provide a tax opinion that covers all tax consequences that are material to an investor.   Please refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm. For example, it appears that the tax consequences described at page 17, and also the tax consequences discussed under the caption "Distributions on the Shares" on page 138, would be material to investors and such items are not addressed in the tax opinion.

Distributions on the Shares, page 138

13.   Your disclosure suggests that you will make distributions in excess of your earnings and profits as determined for U.S. tax purposes. Please revise to clarify the items that would be considered as your earnings and profits for such tax purposes.

14.   We note your disclosure regarding the estimated percentage of cash dividends that will constitute taxable dividend income through December 31, 2015, and your references to related assumptions. Please disclose any such assumptions that are material. In addition, please revise your filing to clarify why you expect that the tax treatment of the distributions will change after December 31, 2015.

Exhibits and Financial Statement Schedules, page II-1

15.   We note that you have provided certain exhibits with respect to Linn Energy. Please provide all exhibits for Linn Energy that are required by Item 601 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Kelly Rose
        Bakes Botts L.L.P.